As filed with the Securities and Exchange Commission on July 26, 2007

Registration No. 333-110234

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	54-1708481
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7901 Jones Branch Drive, Suite 900

McLean, Virginia 22102

(703) 902-2800

(Address, including zip code, and telephone number, including area code of Registrant’s principal executive offices)

K. Paul Singh

Chairman, President and Chief Executive Officer

Primus Telecommunications Group, Incorporated

7901 Jones Branch Drive, Suite 900

McLean, Virginia 22102

(703) 902-2800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian J. Lynch, Esq.

Hogan & Hartson L.L.P.

8300 Greensboro Drive

McLean, Virginia 22102

(703) 610-6100

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Dated July __, 2007

PROSPECTUS

22,616,900 Shares

Primus Telecommunications Group, Incorporated

Common Stock

The selling security holders identified in this prospectus are selling up to an aggregate of 22,616,900 shares of Primus Telecommunications Group, Incorporated common stock. Primus will not receive any of the proceeds from the sale by the selling security holders.

Primus common stock is listed on the over-the-counter bulletin board under the symbol PRTL.OB. The last reported sales price of the common stock, as reported on the over-the-counter bulletin board on July 20, 2007 was $0.94 per share.

Investing in the common stock involves a high degree of risk. See Risk Factors, beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July         , 2007

SUMMARY

This summary highlights some of the information in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. To understand this prospectus, the securities offered hereunder and our business, you should read the entire prospectus, particularly “Risk Factors” and the consolidated financial statements and related notes incorporated by reference into this prospectus. References in this prospectus to “we,” “us,” “our” or “the Company” refer to Primus Telecommunications Group, Incorporated together with its consolidated subsidiaries, unless otherwise noted. References in this prospectus to “PRIMUS” refer exclusively to Primus Telecommunications Group, Incorporated.

The Company is an integrated telecommunications services provider offering a portfolio of international and domestic voice, wireless, Internet, voice-over-Internet protocol (VOIP), data and hosting services to business and residential retail customers and other carriers located primarily in the United States, Australia, Canada, the United Kingdom and western Europe. The Company’s focus is to service the demand for high quality, competitively priced communications services that is being driven by the globalization of the world’s economies, the worldwide trend toward telecommunications deregulation and the growth of broadband, Internet, VOIP, wireless and data traffic.

The Company targets customers with significant telecommunications needs, including small- and medium-sized enterprises (SMEs), multinational corporations, residential customers, and other telecommunications carriers and resellers. The Company provides services over its global network, which consists of:

•

15 carrier-grade international gateway and domestic switching systems (the hardware/software devices that direct the voice traffic across the network) in the United States, Canada, Australia, Europe and Japan;

•	approximately 350 interconnection points to the Company’s network, or points of presence (POPs), within its service regions and other markets;

•	undersea and land-based fiber optic transmission line systems that the Company owns or leases and that carry voice and data traffic across the network; and

•

global network and data centers that use a high-bandwidth network standard (asynchronous transfer mode) and Internet-based protocol (ATM+IP) to connect with the network. The global VOIP network is based on routers and gateways with an open network architecture which connects the Company’s partners in over 150 countries.

The services the Company offers can be classified into three main product categories: voice, data/Internet and VOIP services. Within these three main product categories, the Company offers its customers a wide range of services, including:

•	international and domestic long distance services over the traditional network;

•	wholesale and retail VOIP services;

•	wireless services;

•	prepaid services, toll-free services and reorigination services;

•	dial-up, dedicated and high-speed Internet access;

•	local voice services;

•	ATM+IP broadband services; and

•	managed and shared Web hosting services and applications.

Generally, the Company prices its services competitively or at a discount with the major carriers and service providers operating in its principal service regions. The Company seeks to continue to generate net revenue through sales and marketing efforts focused on customers with significant communications needs (international and domestic voice, wireless, VOIP, high speed and dial-up Internet and data), including SMEs, multinational corporations, residential customers, and other telecommunications carriers and resellers. The Company also seeks growth opportunities through acquisitions.

Since 2005, we have selectively targeted opportunities to participate in growth areas for telecommunications—local, wireless, broadband, and VOIP, which we call our new products or new product initiatives. Our approach in these areas has common elements: focus on bundling services to end-user customers; leverage our existing global voice, data and Internet network; and utilize established distribution channels and back-office systems.

RECENT DEVELOPMENTS

On May 21, 2007, certain of the selling stockholders listed in this prospectus, consisting of the private equity funds (the “Funds”) managed by subsidiaries of AIG Capital Partners, Inc. (“AIGCP”) that have held an ownership interest in Primus since December 2002, adopted a pre-arranged stock trading plan which authorizes the sale of up to eight million shares, approximately 48% of the shares beneficially-owned by the Funds, over time as part of a long-term strategy for asset diversification and liquidity. The stock trading plan was adopted by the Funds under Rule 10b5-1 of the Securities and Exchange Act of 1934 (the “Plan”). Under the terms of the Plan, the Funds have instructed their broker to sell, under various price and volume parameters, common shares over the next two years, which, if all were sold, would leave the Funds with beneficial ownership of approximately fifty-two percent (52%) of their holdings as of the date of this prospectus.

Rule 10b5-1 allows stockholders to adopt written pre-arranged stock trading plans subject to certain restrictions. Using these plans, stockholders may gradually diversify their investment portfolios, can spread stock trades out over an extended period of time to reduce market impact of large sale transactions without concern about whether they had material, non-public information when they sold their stock. Such plans may be initiated only when the stockholders are not in possession of material and non-public information. The rule allows stockholders adopting such plans to sell shares over a specified amount of time, at specific prices in the future, even if subsequent material and non-public information becomes available to them.

Certain statements under this section of the prospectus concerning the timing of sales to be made under the Funds’ sales plan and the number of shares to be sold are forward-looking statements that are subject to risks and uncertainties that could cause results to be materially different than expectations. Such risks and uncertainties include, but are not limited to, changes the Funds may make to their sales plan at a time when they are not in possession of material, non-public information, suspension or termination of the sales plan by the Funds or their broker, and other risks detailed from time to time in the reports the Company files with the Securities and Exchange Commission. These forward-looking statements are not guarantees of future performance and speak only as of the date of this document. The Company disclaims any obligation to update these forward-looking statements.

On June 6, 2007, PRIMUS issued 6,000,000 shares of its common stock in exchange for $5.0 million principal amount of its Step-up Convertible Subordinated Debentures due August 2009 (the “Exchange”). On July 3, 2007 PRIMUS sold 22,500,000 shares of common stock pursuant to an effective registration statement at $0.915 per share for approximately $18.9 million in net proceeds after fees and expenses (the “Common Offering”). After giving effect to the Exchange and the Common Offering, a June 2010 maturity date was established for Holding’s 5% Exchangeable Senior Notes.

SECURITIES TO BE OFFERED

This prospectus relates to the offer and sale by the selling security holders referenced in this prospectus of up to an aggregate of 22,616,900 shares of our common stock.

You should carefully consider the information set forth under “Risk Factors” in this prospectus beginning on page 7 and all other information included or incorporated by reference in this prospectus before deciding to purchase any common stock.

RISK FACTORS

Any purchase of the securities offered under this prospectus involves a high degree of risk. You should consider carefully the following information about these risks, together with the information under the caption “Forward-Looking Information” and the other information contained in or incorporated by reference to this prospectus before you decide to buy the securities. If any of the following risks actually materializes, our business, financial condition, results of operations and future growth prospects would likely be materially adversely affected. In these circumstances, the market price of our securities would likely decline, and you may lose all or part of the money you paid to buy the securities.

Risks Related to Our Business

Our disclosure controls and procedures and internal control over financial reporting were determined not to be effective as of December 31, 2006, which condition still existed as of March 31, 2007, due to the material weaknesses that existed in our internal control over accounting for income taxes. Our disclosure controls and procedures and internal control over financial reporting may not be effective in future periods, as a result of existing or newly identified material weaknesses in internal control over financial reporting.

In performing an internal control assessment at the end of 2006, our management identified a material weakness in our internal control over financial reporting, which condition still existed as of March 31, 2007. A material weakness is a deficiency, or a combination of deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is a more than remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. For a discussion of the material weakness identified by our management, see “Controls and Procedures.” To address the material weakness, we performed additional analysis and other post-closing procedures in order to prepare our consolidated financial statements in accordance with generally accepted accounting principles. These additional procedures were costly, time consuming and required us to dedicate a significant amount of our resources, including the time and attention of our senior management, toward the correction of these problems. Performing these additional procedures in the future, could cause delays in the filing of our periodic and annual reports to the SEC.

The delay in the filing of our periodic and annual reports could have other adverse effects on our business, including, but not limited to: (1) civil litigation or an investigation by the SEC or other regulatory authorities, which could require us to incur significant legal expenses and other costs or to pay damages, fines or other penalties; (2) covenant defaults, and potentially events of default, under our senior secured credit facilities and the indentures governing our outstanding debt securities, resulting from our failure to file timely our financial statements; (3) negative publicity; or (4) the loss or impairment of investor confidence in our Company.

If competitive pressures continue or intensify and/or the success of our new products is not adequate in amount or timing to offset the decline in results from our legacy businesses, we may not be able to service our debt or other obligations.

There are substantial risks and uncertainties in our future operating results, particularly as aggressive pricing and bundling strategies by certain incumbent carriers and ILECs have intensified competitive pressures in the markets where we operate, and/or if we have insufficient financial resources to market our services. The aggregate anticipated margin contribution from our new products may not be adequate in amount or timing to offset the declines in margin from our legacy long distance voice and dial-up ISP business. In addition, regulatory decisions could have a material adverse impact on our operations and outlook. See also information under “—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Short- and Long-Term Liquidity Considerations and Risks” incorporated by reference in this prospectus from our reports on Forms 10-K and 10-Q filed with the SEC (the “Incorporated SEC Filings”) and in these Risk Factors. If adverse events referenced or described herein or therein were to occur, we may not be able to service our debt or other obligations and could, among other things, be required to seek protection under the bankruptcy laws of the United States or other similar laws in other countries.

Our high level of debt and liquidity needs may adversely affect our financial and operating flexibility.

We currently have substantial indebtedness and may incur additional indebtedness in the future. As of March 31, 2007, our total consolidated indebtedness (including obligations under capital leases and equipment financings) was $699 million. The terms of the notes and our other indebtedness limit, but do not prohibit, the incurrence of additional indebtedness.

The level of our indebtedness:

•	could make it difficult for us to make required payments of principal and interest on our outstanding debt and future debt, including the notes;

•	could limit our ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

•

requires that a substantial portion of our cash flow, if any, be dedicated to the payment of principal and interest on outstanding indebtedness and other obligations and, accordingly, such cash flow will not be available for use in our business;

•	could limit our flexibility in planning for, or reacting to, changes in our business;

•	results in our being more highly leveraged than many of our competitors, which may place us at a competitive disadvantage;

•	will make us more vulnerable in the event of a downturn in our business; and

•	could limit our ability to sell assets partially or fund our operations due to covenant restrictions.

We have experienced significant historical, and may experience significant future, operating losses and net losses which may hinder our ability to meet our debt service or working capital requirements.

As of December 31, 2006, we had an accumulated deficit of $(1,088.0) million. We incurred net losses of $(34.6) million in 2002, $(10.6) million in 2004, $(154.4) million in 2005, and $(238.0) million in 2006. During the year ended December 31, 2003, we recognized net income of $54.8 million, of which $39.4 million is the positive impact of foreign currency transaction gains. We cannot assure you that we will recognize net income, or reverse net revenue declines, in future periods. If we cannot generate net income or operating profitability, we may not be able to meet our debt service or working capital requirements.

Given our limited experience in delivering our new products and in providing bundled local, wireless, broadband, DSL, Internet, data and hosting and VOIP services, we may not be able to operate successfully or expand these parts of our business.

During the third quarter of 2004, we accelerated initiatives to become an integrated wireline, wireless and broadband service provider in order to counter competitive pricing pressures initiated by large incumbent providers in certain of the principal markets where we operate and to stem the loss of certain of our wireline and dial-up ISP customers to our competitors’ bundled wireless, wireline and broadband service offerings. Our experience in providing these new products in certain markets and in providing these bundled service offerings is limited. Our primary competitors include incumbent telecommunications providers, cable companies and other ISPs that have a significant national or international presence. Many of these operators have substantially greater resources, capital and operational experience than we do. We also expect that we will experience increased competition from traditional telecommunications carriers and cable companies and other new entrants that expand into the market for broadband, VOIP, Internet services, data and hosting, and traditional voice services, and regulatory developments may impair our ability to compete. Future operations involving these individual or bundled services may not succeed in this new competitive environment. Therefore, we may not be able to operate or expand successfully; we may experience margin pressure; we may face quarterly revenue and operating results variability; we may have limited resources to develop and to market the new services; and we may have heightened difficulty in establishing future revenues or results. As a result, there can be no assurance that we will reverse recent revenue declines or maintain or increase revenues or be able to generate income from operations or net income in the future or on any predictable or timely basis.

We may be exposed to significant liability resulting from our noncompliance with FCC directives regarding enhanced 911 (E911) services.

In June 2005, the FCC adopted new rules requiring VOIP providers interconnected to the public switched telephone network (PSTN) to provide E911 service in a manner similar to traditional wireline carriers by November 2005. LINGO, a subsidiary of ours which sells VOIP services, was unable to meet this deadline for all of its customers. We sought a waiver from the FCC asking for additional time to complete deploying our E911 service, and the FCC has not yet addressed our waiver petition. As of April 19, 2007, approximately 10% of our LINGO customers were without E911 service. We also participated in a legal challenge to these rules, but the U.S. Court of Appeals for the District of Columbia Circuit denied our petition for review of the FCC’s rules on December 15, 2006.

LINGO’s current services are more limited than the E911 services offered by traditional wireline telephone companies. These limitations may cause significant delays, or even failures, in callers’ receipt of the emergency assistance they need as required by the FCC. We have notified our customers of the differences between our Emergency Calling Service and E911 services and those available through traditional telephony providers and have received affirmative acknowledgement from substantially all of our customers. Nevertheless, injured customers may attempt to hold us responsible for any loss, damage, personal injury or death suffered as a result of our failure to comply with the FCC mandated E911 service. Our resulting liability could be significant.

In addition, if and to the extent that we are determined to be out of compliance with the FCC order regarding E911 services, we may be subject to fines or penalties or injunctions prohibiting LINGO from providing service in some markets.

We are substantially smaller than our major competitors, whose marketing and pricing decisions, and relative size advantage, could adversely affect our ability to attract and retain customers and are likely to continue to cause significant pricing pressures that could adversely affect our net revenues, results of operations and financial condition.

The long distance telecommunications, Internet, broadband, DSL, data and hosting, and wireless industry is significantly influenced by the marketing and pricing decisions of the larger long distance, Internet access, broadband, DSL, data and hosting, and wireless business participants. Prices in the long distance industry have continued to decline in recent years, and as competition continues to increase within each of our service segments and each of our product lines, we believe that prices are likely to continue to decrease. Competitors in our core markets include, among others: AT&T, the regional bell operating companies (RBOCs) and the major wireless carriers in the United States; Telstra, SingTel Optus and Telecom New Zealand in Australia; Telus, BCE, Allstream (formerly AT&T Canada) and the major wireless and cable companies in Canada; and BT, Cable & Wireless United Kingdom, Colt Telecom, Energis and the major wireless carriers in the United Kingdom. Customers frequently change long distance, wireless and broadband providers, and ISPs in response to the offering of lower rates or promotional incentives, increasingly as a result of bundling of various services by competitors. Moreover, competitors’ VOIP and broadband product rollouts have added further customer choice and pricing pressure. As a result, generally, customers can switch carriers and service offerings at any time. Competition in all of our markets is likely to remain intense, or even increase in intensity and, as deregulatory influences are experienced in markets outside the United States, competition in non-United States markets is becoming similar to the intense competition in the United States. Many of our competitors are significantly larger than us and have substantially greater financial, technical and marketing resources, larger networks, a broader portfolio of service offerings, greater control over network and transmission lines, stronger name recognition and customer loyalty, long-standing relationships with our target customers, and lower debt leverage ratios. As a result, our ability to attract and retain customers may be adversely affected. Many of our competitors enjoy economies of scale that result in low cost structures for transmission and related costs that could cause significant pricing pressures within the industry. Several long distance carriers in the United States, Canada and Australia and the major wireless carriers and cable companies, have introduced pricing and product bundling strategies that provide for fixed, low rates for calls. This strategy of our competitors could have a material adverse effect on our net revenue per minute, results of operations and financial condition if our pricing, set to remain competitive, is not offset by similar declines in our costs. Companies emerging out of bankruptcy might benefit from a lower cost structure and might apply pricing pressure within the industry to gain market share. We compete on the basis of price, particularly with respect to our sales to other carriers, and also on the basis of customer service and our ability to provide a variety of telecommunications products and services. If such price pressures and bundling strategies intensify, we may not be able to compete successfully in the future, may face quarterly revenue and operating results variability, and may have heightened difficulty in estimating future revenues or results.

Our repositioning in the marketplace places a significant strain on our resources, and if not managed effectively, could result in operational inefficiencies and other difficulties.

Our repositioning in the marketplace may place a significant strain on our management, operational and financial resources, and increase demand on our systems and controls. To manage this change effectively, we must continue to implement and improve our operational and financial systems and controls, invest in critical network infrastructure to maintain or improve our service quality levels, purchase and utilize other transmission facilities, and train and manage our employee base. If we inaccurately forecast the movement of traffic onto our network, we could have insufficient or excessive transmission facilities and disproportionate fixed expenses. As we proceed with our development, operational difficulties could arise from additional demand placed on customer provisioning and support, billing and management information systems, product delivery and fulfillment, on our support, sales and marketing and administrative resources and on our network infrastructure. For instance, we may encounter delays or cost-overruns or suffer other adverse consequences in implementing new systems when required. In addition, our operating and financial control systems and infrastructure could be inadequate to ensure timely and accurate financial reporting.

Integration of acquisitions ultimately may not provide the benefits originally anticipated by management and may distract the attention of our personnel from the operation of our business.

We strive to increase the volume of voice and data traffic that we carry over our existing global network in order to reduce transmission costs and other operating costs as a percentage of net revenue, improve margins, improve service quality and enhance our ability to introduce new products and services. We may pursue acquisitions in the future to further our strategic objectives. Acquisitions of businesses and customer lists, a key element of our historical growth strategy, involve operational risks, including the possibility that an acquisition does not ultimately provide the benefits originally anticipated by management. Moreover, there can be no assurance that we will be successful in identifying attractive acquisition candidates, completing and financing additional acquisitions on favorable terms, or integrating the acquired business or assets into our own. There may be difficulty in migrating the customer base and in integrating the service offerings, distribution channels and networks gained through acquisitions with our own. Successful integration of operations and technologies requires the dedication of management and other personnel, which may distract their attention from the day-to-day business, the development or acquisition of new technologies, and the pursuit of other business acquisition opportunities, and there can be no assurance that successful integration will occur in light of these factors.

We experience intense domestic and international competition which may adversely affect our results of operations and financial condition.

The local and long distance telecommunications, data, broadband, Internet, VOIP, data and hosting, and wireless industries are intensely competitive with relatively limited barriers to entry in the more deregulated countries in which we operate and with numerous entities competing for the same customers. Recent and pending deregulation in various countries may encourage new entrants to compete, including ISPs, wireless companies, cable television companies, who would offer voice, broadband, Internet access and television, and electric power utilities who would offer voice and broadband Internet access. For example, the United States and many other countries have committed to open their telecommunications markets to competition pursuant to an agreement under the World Trade Organization which began on January 1, 1998. Further, in the United States, as certain conditions have been met under the Telecommunications Act of 1996, the RBOCs have been allowed to enter the long distance market, and other long distance carriers have been allowed to enter the local telephone services market (although judicial and regulatory developments have diminished the attractiveness of this opportunity), and many entities, including cable television companies and utilities, have been allowed to enter both the local service and long distance telecommunications markets. Moreover, the rapid enhancement of VOIP technology may result in increasing levels of traditional domestic and international voice long distance traffic being transmitted over the Internet, as opposed to traditional telecommunication networks. Currently, there are significant capital investment savings and cost savings associated with carrying voice traffic employing VOIP technology, as compared to carrying calls over traditional networks. Thus, there exists the possibility that the price of traditional long distance voice services will decrease in order to be competitive with VOIP. Additionally, competition is expected to be intense to switch customers to VOIP product offerings, as is evidenced by numerous recent market announcements in the United States and internationally from industry leaders and competitive carriers concerning significant VOIP initiatives. Our ability effectively to retain our existing customer base and generate new customers, either through our traditional network or our own VOIP offerings, may be adversely affected by accelerated competition arising as a result of VOIP initiatives, as well as regulatory developments that may impede our ability to compete, such as restrictions on access to broadband networks owned and operated by others and the requirements to provide E911 services. As competition intensifies as a result of deregulatory, market or technological developments, our results of operations and financial condition could be adversely affected.

A deterioration in our relationships with facilities-based carriers could have a material adverse effect upon our cost structure, service quality and network diversity.

We primarily connect our customers’ telephone calls and data/Internet needs through transmission lines that we lease under a variety of arrangements with other facilities-based long distance carriers. Many of these carriers are, or may become, our competitors. Our ability to maintain and expand our business depends on our ability to maintain favorable relationships with the facilities-based carriers from which we lease transmission lines. If our relationship with one or more of these carriers were to deteriorate or terminate, it could have a material adverse effect upon our cost structure, service quality, network diversity, results of operations and financial condition.

Uncertainties and risks associated with international markets could adversely impact our international operations.

We have significant international operations and, for the quarter ended March 31, 2007, derived 80% of our net revenues by providing services outside of the United States. In international markets, we are smaller than the principal or incumbent telecommunications carrier that operates in each of the foreign jurisdictions where we operate. In these markets, incumbent carriers are likely to control access to, and pricing of, the local networks; enjoy better brand recognition and brand and customer loyalty; generally offer a wider range of product and services; and have significant operational economies of scale, including a larger backbone network and more correspondent agreements. Moreover, the incumbent carrier may take many months to allow competitors, including us, to interconnect to our switches within our territory, and we are dependent upon their cooperation in migrating customers onto our network. There can be no assurance that we will be able to obtain the permits and operating licenses required for us to operate; obtain access to local transmission facilities on economically acceptable terms; or market services in international markets. In addition, operating in international markets generally involves additional risks, including unexpected changes in regulatory requirements, taxes, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, problems in collecting accounts receivable, political risks, fluctuations in currency exchange rates, restrictions associated with the repatriation of funds, technology export and import restrictions, and seasonal reductions in business activity. Our ability to operate and grow our international operations successfully could be adversely impacted by these risks and uncertainties particularly in light of the fact that we derive such a large percentage of our revenues from outside of the United States.

Because a significant portion of our business is conducted outside the United States, fluctuations in foreign currency exchange rates could adversely affect our results of operations.

A significant portion of our net revenue is derived from sales and operations outside the United States. The reporting currency for our consolidated financial statements is the United States dollar (USD). The local currency of each country is the functional currency for each of our respective entities operating in that country. In the future, we expect to continue to derive a significant portion of our net revenue and incur a significant portion of our operating costs outside the United States, and changes in exchange rates have had and may have a significant, and potentially adverse, effect on our results of operations. Our primary risk of loss regarding foreign currency exchange rate risk is caused by fluctuations in the following exchange rates: USD/Australian dollar (AUD), USD/Canadian dollar (CAD), USD/British pound (GBP), and USD/Euro (EUR). See “Quantitative and Qualitative Disclosures about Market Risk”

incorporated by reference in this prospectus from the Incorporated SEC Filings. Due to the large percentage of our operations conducted outside of the United States, strengthening or weakening of the USD relative to one or more of the foregoing currencies could have an adverse impact on future results of operations. We historically have not engaged in hedging transactions and, except for the forward currency exchange contract required by the new Canadian credit facility in the second quarter of 2007, do not currently contemplate engaging in hedging transactions to mitigate foreign exchange risks. In addition, the operations of affiliates and subsidiaries in foreign countries have been funded with investments and other advances denominated in foreign currencies. Historically, such investments and advances have been long-term in nature, and we accounted for any adjustments resulting from currency translation as a charge or credit to accumulated other comprehensive loss within the stockholders’ deficit section of our consolidated balance sheets. In 2002, agreements with certain subsidiaries were put in place for repayment of a portion of the investments and advances made to those subsidiaries. As we anticipate repayment in the foreseeable future of these amounts, we recognize the unrealized gains and losses in foreign currency transaction gain (loss) on the consolidated statements of operations, and depending upon changes in future currency rates, such gains or losses could have a significant, and potentially adverse, effect on our results of operations.

The telecommunications industry is rapidly changing, and if we are not able to adjust our strategy and resources effectively in the future to meet changing market conditions, we may not be able to compete effectively.

The telecommunications industry is changing rapidly due to deregulation, privatization, consolidation, technological improvements, availability of alternative services such as wireless, broadband, DSL, Internet, VOIP, and wireless DSL through use of the fixed wireless spectrum, and the globalization of the world’s economies. In addition, alternative services to traditional fixed wireline services, such as wireless, broadband, Internet and VOIP services, are a substantial competitive threat. If we do not adjust our contemplated plan of development to meet changing market conditions and if we do not have adequate resources, we may not be able to compete effectively. The telecommunications industry is marked by the introduction of new product and service offerings and technological improvements. Achieving successful financial results will depend on our ability to anticipate, assess and adapt to rapid technological changes, and offer, on a timely and cost-effective basis, services including the bundling of multiple services that meet evolving industry standards. If we do not anticipate, assess or adapt to such technological changes at a competitive price, maintain competitive services or obtain new technologies on a timely basis or on satisfactory terms, our financial results may be materially and adversely affected.

If we are not able to operate a cost-effective network, we may not be able to grow our business successfully.

Our long-term success depends on our ability to design, implement, operate, manage and maintain a reliable and cost-effective network. In addition, we rely on third parties to enable us to expand and manage our global network and to provide local, broadband Internet, data and hosting, and wireless services. If we fail to generate additional traffic on our network, if we experience technical or logistical impediments to our ability to develop necessary network or to migrate traffic and customers onto our network, or if we experience difficulties with our third-party providers, we may not achieve desired economies of scale or otherwise be successful in growing our business.

If we are not able to use and protect intellectual property domestically and internationally, it could have a material adverse effect on our business.

Our ability to compete depends, in part, on our ability to use intellectual property in the United States and internationally. We rely on a combination of trade secrets, trademarks and licenses to protect our intellectual property. We are also subject to the risks of claims and litigation alleging infringement of the intellectual property rights of others. The telecommunications industry is subject to frequent litigation regarding patent and other intellectual property rights. We rely upon certain technology, including hardware and software, licensed from third parties. There can be no assurance that the technology licensed by us will continue to provide competitive features and functionality or that licenses for technology currently used by us or other technology that we may seek to license in the future will be available to us on commercially reasonable terms or at all. Although our existing intellectual property are on standard commercial terms made generally available by the companies providing the licenses and, individually, their costs and terms are not material to our business, the loss of, or our inability to maintain existing licenses, could result in service delays or reductions until equivalent technology or suitable alternative products could be developed, identified, licensed and integrated. Such delays or reductions in the aggregate could harm our business. We also generally rely on indemnification provisions in licensing contracts to protect against claims of infringement regarding the licensed technology, which indemnification could be affected by, among other things, the financial strength of the licensor.

The loss of key personnel could have a material adverse effect on our business.

The loss of the services of K. Paul Singh, our Chairman and Chief Executive Officer, or the services of our other key personnel, or our inability to attract and retain additional key management, technical and sales personnel, could have a material adverse effect upon us.

We are subject to potential adverse effects of regulation which may have a material adverse impact on our competitive position, growth and financial performance.

Our operations are subject to constantly changing regulation. There can be no assurance that future regulatory changes will not have a material adverse effect on us, or that regulators or third parties will not raise material issues with regard to our compliance or noncompliance with applicable regulations, any of which could have a material adverse effect upon us. As a multinational telecommunications company, we are subject to varying degrees of regulation in each of the jurisdictions in which we provide our services. Local laws and regulations, and the interpretation of such laws and regulations, differ significantly among the jurisdictions in which we operate. Enforcement and interpretations of these laws and regulations can be unpredictable and are often subject to the informal views of government officials. Potential future regulatory, judicial, legislative, and government policy changes in jurisdictions where we operate could have a material adverse effect on us. Domestic or international regulators or third parties may raise material issues with regard to our compliance or noncompliance with applicable regulations, and therefore may have a material adverse impact on our competitive position, growth and financial performance. Regulatory considerations that affect or limit our business include (1) United States common carrier requirements not to discriminate unreasonably among customers and to charge just and reasonable rates; (2) general uncertainty regarding the future regulatory classification of and taxation of VOIP telephony, the need to provide VOIP emergency calling services in a manner required by the FCC that is not yet available commercially on a nation-wide basis and the ability to access broadband networks owned and operated by others; if regulators decide that VOIP is a regulated telecommunications service, our VOIP services may be subject to burdensome regulatory requirements and fees, we may be obligated to pay carriers additional interconnection fees and operating costs may increase; (3) general changes in access charges, universal service and regulatory fee payments would affect our cost of providing long distance services; (4) the ultimate regulatory resolution regarding efforts by Telstra in Australia to increase prices and charges and to build a new broadband network that could adversely impact our current DSL network; and (5) general changes in access charges and contribution payments could adversely affect our cost of providing long distance, wireless, broadband, VOIP, local and other services. Any adverse developments implicating the foregoing could materially adversely affect our business, financial condition, result of operations and prospects.

Natural disasters may affect the markets in which we operate, our operations and our profitability.

Many of the geographic areas where we conduct our business may be affected by natural disasters, including hurricanes and tropical storms. Hurricanes, tropical storms and other natural disasters could have a material adverse effect on the business by damaging the network facilities or curtailing voice or data traffic as a result of the effects of such events, such as destruction of homes and businesses.

Risks Relating to an Investment in PRIMUS Common Stock

Future issuances of common stock could adversely impact our earnings per share and create selling pressure on our common stock, which could adversely affect our stock price.

As of July 16, 2007, we had 142,632,540 outstanding shares of our common stock that were subject to dilution by:

•	46.9 million shares of common stock, subject to potential adjustment, issuable upon exchange of our subsidiary’s 5% Exchangeable Senior Notes;

•	7.6 million shares of common stock issuable upon the exercise of outstanding stock options;

•	18.9 million shares issuable upon the conversion of the 2006 Step Up Convertible Notes; and

•	8.3 million shares issuable upon conversion of the 2003 Convertible Senior Notes.

We may also issue a significant number of additional shares of common stock as consideration for future acquisitions or other investments or for other purposes. Under a separate registration statement, we may sell up to an aggregate of $200 million of debt and equity securities from time to time. Future issuances of common stock could adversely impact our earnings per share by diluting our outstanding common stock, which could adversely affect our stock price. Sales of a substantial amount of newly issued common stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our common stock prevailing from time to time in the public market and could impair our ability to raise funds in additional stock offerings.

The market price of our common stock may decline and fluctuate significantly.

In recent years, the market prices for securities of companies in the telecommunications industry have declined substantially and have been highly volatile. Various factors and events may cause the market price of our common stock to decline or fluctuate significantly. Such factors and events include the liquidity of the market for our common stock, variations in our quarterly operating results and our growth strategies, regulatory, technological or other changes (both domestic and international) affecting the telecommunications industry generally, our competitors’ business developments, changes in the cost of telecommunications service or other operating costs and changes in general market conditions.

A small group of our stockholders could exercise influence over our affairs.

As of July 16, 2007, funds affiliated with American International Group, Incorporated (“AIG Entities”) beneficially owned approximately 11.60% of our outstanding common stock, which was previously acquired through the conversion of their Series C Preferred Stock. As a result of such share ownership, these holders (who we refer to as the “Former Series C Holders”) can exercise influence over our affairs through the provisions of a certain Governance Agreement between such holders and us, dated November 4, 2003, that, among other things, provide for their right to nominate a candidate for election by our stockholders to the board of directors and nominate one non-voting board observer, in each case subject to the maintenance of certain minimum ownership levels of our common stock and the board’s right to exercise its fiduciary duties.

In addition, these holders’ significant ownership levels could have an influence on: amendments to our certificate of incorporation; other fundamental corporate transactions such as mergers and asset sales; and the general direction of our business and affairs.

Also, the applicable triggering provisions of our rights agreement with StockTrans, Inc., as Rights Agent, dated December 23, 1998 (as amended, the “Rights Agreement”), contain exceptions with respect to the acquisition of beneficial ownership of our shares by such holders and the other former holders of Series C Preferred Stock. As a result, such holders could gain additional control over our affairs without triggering the provisions of the Rights Agreement.

Finally, other stockholders that have acquired or will acquire a significant portion of our common stock such as three shareholders (excluding the AIG Entities) that have acquired 30.9 million shares, in aggregate, as of December 31, 2006, could potentially exercise influence over our affairs.

Our common stock was delisted from the Nasdaq Capital Market, which could make it more difficult to sell our common stock.

Effective at the open of trading on July 28, 2006, our common stock was delisted from the Nasdaq Capital Market. Since this time, our common stock has traded in the over-the-counter (OTC) market, both on the OTC Bulletin Board and in the National Quotation Bureau “Pink Sheets,” but our common stock is not currently listed or quoted on any recognized national or regional securities exchange or market. As a result, an investor may find it difficult to sell or obtain quotations as to the price of our common stock. Delisting could adversely affect investors’ perception, which could lead to further declines in the market price of our common stock. Delisting will also make it more difficult, time consuming and expensive for us to raise capital through sales of our common stock or securities convertible into our common stock.

Significant future sales of PRIMUS common stock in the public market could create selling pressure on our common stock and lower our stock price or impair future stock offerings.

Significant future sales of PRIMUS common stock in the public market, including the securities represented by or underlying the Exchange Securities (defined below) and/or the shares offered under the Common Stock Resale Registration (defined below) could lower our stock price and impair our ability to raise funds in new stock offerings. There are 22.6 million shares of PRIMUS common stock that were issued upon conversion of our Series C Preferred and are registered for resale on this registration statement (the “Common Stock Resale Registration”). Of these shares, 16.5 million shares were beneficially owned by the AIG Entities as of July 16, 2007 and 8.0 million of these shares also are the subject of a Rule 10b5-1 disposition program that could be executed under the Common Stock Resale Registration and/or under Rule 144 under the Securities Act of 1933, as amended, which disposition program was authorized by such holders on May 21, 2007. Moreover, we have issued a significant amount of PRIMUS common stock and securities convertible or exchangeable for PRIMUS common stock during 2006 and 2007, including issuances in exchange for outstanding securities of PRIMUS and its subsidiaries (collectively, the “Exchange Securities”), including the issuance of: 22.5 million shares issued in an offering of common stock on July 3, 2007; 6.0 million shares of PRIMUS common stock that were issued in June 2007 in the Exchange; $56.3 million of PRIMUS’s wholly-owned subsidiary, Primus Telecommunications Holding’s, 5% notes, which are exchangeable for up to 46.9 million shares of PRIMUS common stock at a current conversion price of $1.20 (and for which we may issue up to an additional 12.2 million shares of common stock which may be paid as interest in the form of common stock in lieu of cash interest); and $22.5 million in Debentures outstanding as of the date of this prospectus (after giving effect to the Exchange), which Debentures are convertible for 18.9 million shares of PRIMUS common stock at a current conversion price of $1.187. Sales of a substantial amount of common stock in the public market, or the perception that these sales may occur, could create selling pressure on our common stock and adversely affect the market price of our common stock prevailing from time to time in the public market and could impair our ability to raise funds in additional stock offerings.

Anti-takeover provisions could impede or discourage a third party acquisition.

We are a Delaware corporation and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of our company, even if a change in control would be beneficial to our existing stockholders. In addition, our board of directors has the power, without stockholder approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock, which could be used defensively if a takeover is threatened. We also have adopted a Rights Agreement, commonly known as a “poison pill,” that entitles our stockholders to acquire additional shares of our common stock, or a potential acquirer of our company, at a substantial discount from their market value in the event of an attempted takeover, unless such stockholders’ rights are earlier redeemed or exchanged by us in the discretion of our board of directors. Our by-laws provide for a classified board of directors serving staggered three-year terms and restrictions on who may call a special meeting of stockholders, and our certificate of incorporation prohibits stockholder action by written consent. The indentures governing our outstanding notes and public debt require that we offer to repurchase such debt or notes upon a change of control. Lastly, all options issued under our stock option plans automatically vest upon a change of control. Our incorporation under Delaware law, our board of directors’ ability to create and issue a new series of preferred stock, the acceleration of the vesting of options, the existence of our Rights Agreement, the requirement to repurchase senior notes and the notes, and certain provisions of our certificate of incorporation or by-laws could impede a merger, takeover or other business combination involving our company or discourage a potential acquirer from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock offered by this prospectus. See “Selling Security Holders.”

DIVIDEND POLICY

We have not paid any cash dividends on our common stock to date. The payment of dividends, if any, in the future is within the discretion of our board of directors and will depend on our earnings, capital requirements and financial condition. Dividends are also restricted by certain of the indentures governing our outstanding senior notes and may be restricted by other credit arrangements entered into in the future. Our board of directors presently intends to retain all earnings, if any, for use in our business operations, and accordingly, our board of directors does not expect to declare or pay any dividends in the foreseeable future.

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with our consolidated and consolidated condensed financial statements, the notes thereto, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in documents incorporated by reference into this prospectus. The statement of operations data for the years ended December 31, 2006, 2005, 2004, 2003 and 2002 and the balance sheet data as of December 31, 2006, 2005, 2004, 2003 and 2002 have been derived from our consolidated financial statements, which have been audited by Deloitte & Touche LLP, independent registered public accounting firm. The statement of operations data for the three months ended March 31, 2007 and 2006, and the balance sheet data as of March 31, 2007 and 2006, have been derived from the unaudited consolidated condensed financial statements which, in management’s opinion, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. You should not rely on interim results as being indicative of results we may expect for the full year.

Statement of Operations Data:

	Year Ended December 31,					Three Months Ended March 31,
	2006	2005	2004	2003	2002	2007	2006
	(in thousands, except per share amounts)
NET REVENUE	$1,007,255	$1,173,018	$1,337,129	$1,277,725	$1,018,464	$227,945	$268,521
OPERATING EXPENSES
Cost of revenue (exclusive of depreciation included below)	662,186	778,227	814,400	780,998	665,945	145,096	178,662
Selling, general and administrative	286,189	377,794	391,457	340,424	252,537	68,813	76,262
Depreciation and amortization	47,536	86,562	91,699	85,006	81,553	6,578	17,598
Loss on sale or disposal of assets	16,097	13,364	1,941	804	—	8	1,012
Asset impairment write-down	209,248 *	—	1,624	2,130	22,337	—	—

Total operating expenses	1,221,256	1,255,947	1,301,121	1,209,362	1,022,372	220,495	273,534

INCOME (LOSS) FROM OPERATIONS	(214,001)	(82,929)	36,008	68,363	(3,908)	7,450	(5,013)
INTEREST EXPENSE	(54,169)	(53,436)	(50,523)	(60,733)	(68,303)	(13,439)	(13,678)
ACCRETION ON DEBT DISCOUNT	(1,732)	—	—	—	—	(298)	(392)
CHANGE IN FAIR VALUE OF DERIVATIVES EMBEDDED WITHIN CONVERTIBLE DEBT	5,373	—	—	—	—	—	2,523
GAIN (LOSS) ON EARLY EXTINGUISHMENT OR RESTRUCTURING OF DEBT	7,409 *	(1,693)	(10,982)	12,945	36,675	(5,959)	2,613
INTEREST INCOME AND OTHER INCOME (EXPENSE)	3,693	2,282	11,108	(1,659)	(786)	1,497	568

	Year Ended December 31,					Three Months Ended March 31,
	2006	2005	2004	2003	2002	2007	2006
	(in thousands, except per share amounts)
FOREIGN CURRENCY TRANSACTION GAIN (LOSS)	10,633	(17,628)	6,588	39,394	8,486	2,975	(2,012)

INCOME (LOSS) BEFORE INCOME TAXES	(242,794)	(153,404)	(7,801)	58,310	(27,836)	(7,774)	(15,391)
INCOME TAX BENEFIT (EXPENSE)	(4,866)	(3,808)	(5,686)	(5,701)	3,598	(1,005)	(1,249)

INCOME (LOSS) FROM CONTINUING OPERATIONS	(247,660)	(157,212)	(13,487)	52,609	(24,238)	(8,779)	(16,640)
INCOME FROM DISCONTINUED OPERATIONS, net of tax	2,287	2,832	2,906	1,259	608	179	942
GAIN ON SALE OF DISCONTINUED OPERATIONS, net of tax	7,415 *	—	—	—	—	5,958	—

INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(237,958)	(154,380)	(10,581)	53,868	(23,630)	(2,642)	(15,698)
EXTRAORDINARY ITEM	—	—	—	887	—	—	—

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(237,958)	(154,380)	(10,581)	54,755	(23,630)	(2,642)	(15,698)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	—	—	—	—	(10,973)	—	—

NET INCOME (LOSS)	(237,958)	(154,380)	(10,581)	54,755	(34,603)	(2,642)	(15,698)
ACCRETED AND DEEMED DIVIDEND ON CONVERTIBLE PREFERRED STOCK	—	—	—	(1,678)	—	—	—

INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(237,958)	$(154,380)	$(10,581)	$53,077	$(34,603)	$(2,642)	$(15,698)

	Year Ended December 31,					Three Months Ended March 31,
	2006	2005	2004	2003	2002	2007	2006
	(in thousands, except per share amounts)
BASIC INCOME (LOSS) PER COMMON SHARE FROM CONTINUING OPERATIONS	$(2.20)	$(1.65)	$(0.15)	$0.74	$(0.38)	$(0.08)	$(0.15)
BASIC INCOME FROM DISCONTINUED OPERATIONS	0.02	0.03	0.03	0.02	0.01	—	—
BASIC GAIN ON SALE OF DISCONTINUED OPERATIONS	0.06	—	—	—	—	0.06	—
EXTRAORDINARY ITEM	—	—	—	0.01	—	—	—
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	—	—	—	—	(0.17)	—	—

BASIC INCOME (LOSS) PER COMMON SHARE	$(2.12)	$(1.62)	$(0.12)	$0.77	$(0.54)	$(0.02)	$(0.15)

DILUTED INCOME (LOSS) PER COMMON SHARE FROM CONTINUING OPERATIONS	$(2.20)	$(1.65)	$(0.15)	$0.55	$(0.38)	$(0.08)	$(0.15)
DILUTED INCOME FROM DISCONTINUED OPERATIONS	0.02	0.03	0.03	0.01	0.01	—	—
DILUTED GAIN ON SALE OF DISCONTINUED OPERATIONS	0.06	—	—	—	—	0.06	—
EXTRAORDINARY ITEM	—	—	—	0.01	—	—	—
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	—	—	—	—	(0.17)	—	—

DILUTED INCOME (LOSS) PER COMMON SHARE	$(2.12)	$(1.62)	$(0.12)	$0.57	$(0.54)	$(0.02)	$(0.15)

Balance Sheet Data:

	December 31,					March 31,
	2006	2005	2004	2003	2002	2007	2006
	(in thousands)
Total assets	$392,250	$641,089	$758,600	$751,164	$724,588	$432,545	$624,334
Total long-term obligations (including current portion)	$644,074	$635,212	$559,352	$542,451	$600,988	$699,212	$625,027
Convertible preferred stock	$—	$—	$—	$—	$32,297	$—	$—
Total stockholders’ deficit	$(468,255)	$(236,334)	$(108,756)	$(96,366)	$(200,123)	$(478,448)	$(246,504)

*	Refer to discussion in Notes 16, 17 and 18 of the Notes to Consolidated Financial Statements incorporated by reference herein for more information.

For a narrative discussion of our results of operations, financial condition, capital resources and liquidity, please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which is contained in the Incorporated SEC Filings.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

Our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2006 and March 31, 2007. Based on these evaluations, as a result of the material weakness described below, our principal executive officer and our principal financial officer have concluded that, as of the end of the periods covered by these reports, our disclosure controls and procedures were not effective. Disclosure controls and procedures mean our controls and other procedures that are designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Evaluation of Internal Control Over Financial Reporting.

As part of our compliance efforts relative to Section 404 of Sarbanes-Oxley Act of 2002, management assessed the effectiveness of internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Based on the assessment, management identified a material weakness in our internal control over accounting for income taxes. The material weakness in internal control related to a lack of personnel with adequate expertise in income tax accounting matters, a lack of documentation, insufficient historical analysis and ineffective reconciliation procedures. These deficiencies represent a material weakness in internal control over financial reporting on the basis that there is more than a remote likelihood that a material misstatement in the Company’s interim or annual financial statements due to errors in accounting for income taxes could occur and would not be prevented or detected by its internal control over financial reporting. Because of this material weakness in internal control over financial reporting, management concluded that, as of December 31, 2006, our internal control over financial reporting was not effective based on the criteria set forth by COSO.

Changes in Internal Control.

Our principal executive officer and our principal financial officer have concluded that there have been no changes in our internal control over financial reporting or in other factors that could significantly affect internal controls over financial reporting, that occurred during the quarter ended March 31, 2007, that have materially affected, or is reasonably likely to affect materially, our internal control over financial reporting. Accordingly, the material weakness in internal control over financial reporting described in the preceding two paragraphs remained unchanged during the quarter ended March 31, 2007.

DESCRIPTION OF CAPITAL STOCK

General

PRIMUS’s certificate of incorporation authorizes the issuance of 300,000,000 shares of common stock, and 2,455,000 shares of preferred stock, each par value $0.01 per share. As of July 16, 2007, PRIMUS’s outstanding capital stock consisted of 142,632,540 shares of common. As of July 16, 2007 there were 7.6 million shares of common stock reserved for issuance upon the exercise of outstanding stock options, 46.9 million shares of common stock reserved for issuance pursuant to the conversion of the senior notes offered hereby, 18.9 million shares of common stock reserved for issuance pursuant to the conversion of the Step Up Convertible Notes, and 8.3 million shares of common stock reserved for issuance pursuant to the conversion of the convertible senior notes due 2010.

The following summaries of certain provisions of PRIMUS’s capital stock do not purport to be complete and are subject to, and qualified in their entirety by, the provisions of the certificate of incorporation and bylaws of PRIMUS, which are available from PRIMUS upon request, and by applicable law. PRIMUS is a Delaware corporation and is subject to the Delaware General Corporation Law (“DGCL”).

Common Stock

Holders of common stock are entitled to one vote per share on all matters to be voted upon by PRIMUS’s stockholders, and the holders of its common stock vote together as a single class on all matters to be voted upon by the stockholders. The holders of common stock are entitled to receive ratably dividends when, as and if declared from time to time by the board of directors out of PRIMUS’s assets available for the payment of dividends to the extent permitted by law, subject to preferences that may be applicable to any outstanding preferred stock and any other provisions of its certificate of incorporation. PRIMUS does not, however, anticipate paying any cash dividends in the foreseeable future.

Holders of common stock have no preemptive or other rights to subscribe for additional shares. No shares of common stock are subject to redemption or a sinking fund. Holders of common stock also do not have cumulative voting rights, which means the holder or holders of more than half of the shares voting for the election of directors can elect all the directors then being elected. In the event of any liquidation, dissolution or winding up of PRIMUS, whether voluntary or involuntary, after payment of its debts and other liabilities, and subject to the rights and liquidation preference, if any, of holders of shares of preferred stock, holders of common stock are entitled to share pro rata in any distribution of remaining assets to the stockholders. All of the outstanding shares of common stock are, and the shares issued upon conversion or exchange of the notes will be, fully paid and nonassessable.

Governance Agreement

Contractual Governance Provisions

PRIMUS has agreed that, for so long as the Former Series C Holders own common stock representing at least: five percent (5%) of the total outstanding voting power of PRIMUS on a “Fully Diluted Basis” (as defined below), it will use its best efforts, subject to the exercise of fiduciary duties, by our Board of Directors to have a designee of the Former Series C Holders nominated for election by our stockholders as a member of the Board of Directors (without any guarantee that such person shall be elected as a director); and ten percent (10%) of the total outstanding voting power of Primus on a Fully Diluted Basis, it will use its best efforts, subject to the exercise of fiduciary duties, by our Board of Directors to have a designee of the Former Series C Holders serve as a non-voting observer to the board of directors (the “Board Observer”); provided that such director nominee and the Board Observer are reasonably acceptable to a majority of our other directors. Pursuant to those rights and provisions, as of the date of this Prospectus, Paul G. Pizzani serves as a director and Geoffrey L. Hamlin serves as the Board Observer. For purposes of determining a stockholder’s ownership percentage. “Fully Diluted Basis” shall mean the inclusion of all issued and outstanding shares of common stock plus the maximum number of shares of common stock issuable upon the exercise or conversion of all outstanding debt and equity securities.

For so long as the Former Series C Holders own common stock representing at least ten percent (10%) of the total outstanding voting power of PRIMUS on a Fully Diluted Basis, PRIMUS may not without majority approval of the non-management directors of PRIMUS, voting together as a group:

•

merge or consolidate PRIMUS or any subsidiary with annual revenues of at least $75,000,000 (a “Material Subsidiary”) unless there is no change of control of Primus or any Material Subsidiary, measured by majority equity ownership;

•	sell, transfer or dispose of all or substantially all of the assets of PRIMUS or any Material Subsidiary;

•	incur indebtedness such that we have in excess of $535 million of Net Debt (defined below);

•

authorize total common stock issuable upon the exercise of employee, consultant and certain other options, whether granted prior to, on or after the second closing of the Series C Preferred on March 31, 2003 (the “Second Closing”), in excess of 9,000,000 shares (subject to replenishment upon the forfeiture of unvested options);

•	liquidate, reorganize, recapitalize, declare bankruptcy, consent to a receiver, or effect a general assignment for the benefit of creditors; or

•

issue common stock or common stock equivalents at an effective purchase price per share (including the assumed payment of all applicable exercise or conversion payments at the time of issuance) that is less than the average closing price of the common stock for the consecutive 20-day trading period preceding such issuance, other than certain excluded issuances.

“Net Debt” means indebtedness of PRIMUS with a maturity of one (1) year or more less our unrestricted cash balance as of the last day of the quarter preceding the calculation date.

Preferred Stock

PRIMUS is authorized to issue up to 2,455,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”), of which 455,000 shares are designated Series A Preferred Stock, 30,000 shares are designated Series B Junior Participating Preferred Stock, and 559,950 shares are designated Series C Preferred.

In addition to the Preferred Stock designated as described above, PRIMUS’s board of directors, without further action by the holders of its common stock is also authorized to issue up to 1,410,050 shares of other Preferred Stock (“Other Preferred Stock”). The PRIMUS board of directors may determine the timing, series, designation and number of shares of Other Preferred Stock to be issued, as well as the rights, preferences and limitations of such shares, including those related to voting power, redemption, conversion, dividend rights and liquidation preferences. The issuance of Other Preferred Stock could in certain circumstances adversely affect the voting power of the holders of PRIMUS’s common stock or have the effect of deterring or delaying any attempt by a person, entity or group to obtain control of PRIMUS.

Registration Rights

Simultaneously with the initial closing of the sale of the Series C Preferred, we entered into a registration rights agreement, pursuant to which we granted to the purchasers of the Series C Preferred (and their affiliates and permitted transferees) (the “Designated Holders”) registration rights with respect to the shares of common stock issuable upon conversion of the Series C Preferred held by the Designated Holders (collectively, the “Series C Registrable Securities”). The shares of common stock offered by this prospectus constitute Series C Registrable Securities.

At any time after the date of the registration rights agreement, the Designated Holders holding at least two-thirds of the Series C Registrable Securities may cause us to file a registration statement under the Securities Act, with respect to their Series C Registrable Securities, so long as the aggregate proceeds to them from the registration statement is expected to exceed $10.0 million (a “Demand Registration”).

The Designated Holders are entitled to two Demand Registrations, but in the case of an underwritten Demand Registration, if the number of Series C Registrable Securities to be registered on any particular registration statement is reduced to less than 67% of the Series C Registrable Securities initially requested to be registered, the Designated Holders will be entitled to one additional Demand Registration. Designated Holders whose shares are not included in the initial request for registration may also register their Series C Registrable Securities in the Demand Registration.

The Designated Holders also have unlimited piggyback registrations, as well as the right to request registrations of their Series C Registrable Securities on Form S-3, subject to certain limitations, so long as the aggregate proceeds to them from a particular Registration Statement is expected to exceed $1.0 million (an “S-3 Registration”). We filed the Registration Statement of which this prospectus is a part with the SEC pursuant to such an S-3 Registration request.

We may postpone the filing of a registration statement relating to a Demand Registration or an S-3 Registration for certain specified valid business reasons described in the registration rights agreement, but in no event for more than 150 days, and we may withdraw a filed registration statement in the event of any valid business reason not resulting from our actions. We may exercise this right to postponement or withdrawal no more than once in any 12-month period. For so long as the Designated Holders hold at least 10% of the outstanding voting power of our stockholders on a fully diluted basis, we may not grant additional registration rights to any party without the prior consent of a majority of our non-employee directors, unless such registration rights are subordinate to the rights granted under the registration rights agreement.

All such registrations would be at our expense, exclusive of underwriting discounts and commissions. We and the Designated Holders have entered into customary indemnification and contribution provisions.

Takeover Protections

Classified Board

Pursuant to PRIMUS’s By-laws, its board of directors is divided into three classes of directors each containing, as nearly as possible, an equal number of directors. Directors within each class are elected to serve three-year terms and approximately one-third of the directors sit for election at each annual meeting of PRIMUS’s stockholders. A classified board of directors may have the effect of deterring or delaying any attempt by any group to obtain control of PRIMUS by a proxy contest since such third party would be required to have its nominees elected at two separate annual meetings of PRIMUS stockholders in order to elect a majority of the members of the board of directors. Directors who are elected to fill a vacancy (including vacancies created by an increase in the number of directors) must be confirmed by the stockholders at the next annual meeting of stockholders whether or not such director’s term expires at such annual meeting.

Other Protections Under By-Laws

PRIMUS’s by-laws allow the board of directors to increase the number of directors from time to time and to fill any vacancies on the board of directors, including vacancies resulting from an increase in the number of directors. This provision is designed to provide the board of directors with flexibility to deal with an attempted hostile takeover by a stockholder who may acquire a majority voting interest in PRIMUS without paying a premium. This provision allows the board of directors to increase its size and prevent a “squeeze-out” of any remaining minority interest soon after a new majority stockholder gains control over PRIMUS. Further, the by-laws limit the new majority stockholder’s power to remove a current or all current directors before the annual meeting in the absence of “cause.” Cause for removal of a director is limited to:

(1)	a judicial determination that a director is of unsound mind;

(2)	a conviction of a director of an offense punishable by imprisonment for a term of more than one year;

(3)	a breach or failure by a director to perform the statutory duties of said director’s office if the breach or failure constitutes self-dealing, willful misconduct or recklessness; or

(4)	a failure of a director, within 60 days after notice of his or her election, to accept such office either in writing or by attending a meeting of the board of directors and fulfilling such other requirements of qualification as the by-laws or certificate of incorporation may provide.

Rights Agreement

PRIMUS is party to an agreement with StockTrans, Inc., as Rights Agent, dated December 23, 1998 (as amended, the “Rights Agreement”). The Rights Agreement provides for the distribution of rights that entitle the registered holder, subject to the terms of the Rights Agreement (including the Exchange Right described in the succeeding paragraph), to purchase from PRIMUS one-thousandth of a share (a “Unit”) of Series B Junior Participating Preferred Stock, par value $0.01 per share (the “Series B Preferred”), at a purchase price of $90.00 per Unit, subject to adjustment (the “Rights”). Each Unit is designed to be the economic equivalent of one share of PRIMUS common stock. The Rights are presently attached to all certificates representing shares of outstanding common stock. The Rights will separate from the common stock and the Rights will become exercisable (such date, a “Distribution Date”) upon the earlier of:

•

ten business days following a public announcement (the date of such announcement being the “Stock Acquisition Date”) that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 20% or more of the then outstanding shares of common stock; or

•

ten business days following the commencement of a tender offer or exchange offer that would result in an Acquiring Person owning 20% or more of the then outstanding shares of common stock, or such later date as may be determined by action of a majority of the members of the board of directors (such determination to be made prior to such time as any person becomes an Acquiring Person).

The term “Acquiring Person” does not include PRIMUS, any of its subsidiaries, or any of its employee benefit plans or employee stock plans (each such person or entity being referred to as an “Exempt Person”).

In the event that

•	PRIMUS is the surviving corporation in a merger with an Acquiring Person and shares of common stock shall remain outstanding;

•	a person or group of affiliated or associated persons becomes the beneficial owner of 20% or more of the then outstanding shares of common stock;

•	an Acquiring Person engages in one or more “self-dealing” transactions as set forth in the Rights Agreement; or

•

during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person’s ownership interest being increased by more than 1% (e.g., by means of a reverse stock split or recapitalization);

then, in each case, each holder of a Right will thereafter have the right to receive, upon exercise, a Unit of Series B Preferred (or, in certain circumstances, common stock, cash, property or other of PRIMUS’s securities) having a value equal to two times the exercise price of the Right. The exercise price is the purchase price multiplied by the number of Units of Series B Preferred issuable upon exercise of a Right prior to the events described in this paragraph. PRIMUS’s board of directors may, at its option, at any time after a person becomes an Acquiring Person, cause PRIMUS to exchange all or any part of the then outstanding and exercisable Rights for shares of PRIMUS common stock at an exchange ratio of one share per Right (as adjusted for stock splits, stock dividends or similar transactions) or for Units of PRIMUS Preferred Stock designed to have the same voting rights as one share of PRIMUS common stock (the “Exchange Right”). The Exchange Right will terminate once any person (other than an Exempt Person), together with that person’s affiliates and associates, becomes the beneficial owner of a majority of PRIMUS common stock then outstanding. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

In the event that, at any time following the Stock Acquisition Date,

•	PRIMUS is acquired in a merger or other business combination transaction and PRIMUS is not the surviving corporation (other than a merger described in the preceding paragraph);

•

any person or group of affiliated or associated persons consolidates or merges with PRIMUS and all or part of the common stock is converted or exchanged for securities, cash or property of any other person or group of affiliated or associated persons; or

•

50% or more of PRIMUS’s assets or earning power is sold or transferred, each holder of a Right (except the Rights which previously have been voided or exchanged as described above) shall thereafter have the right to receive, upon exercise, common stock of the Acquiring Person having a value equal to two times the exercise price of the Right.

The Rights are not exercisable until the Distribution Date and will expire on December 23, 2008 unless the term of the agreement is extended or the Rights are earlier redeemed or exchanged by PRIMUS. At the time until ten business days following the Stock Acquisition Date or such later date as a majority of the members of the board of directors shall determine (such determination to be made prior to the date specified by the Rights Agreement), a majority of the board of directors may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to adjustment in certain events) (the “Redemption Price”). Immediately upon the action of a majority of the board of directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Statutory Provisions

PRIMUS is subject to Section 203 of the DGCL which, subject to certain exceptions, prohibits a Delaware corporation, the voting stock of which is generally publicly traded (i.e., listed on a national securities exchange or authorized for quotation on an inter-dealer quotation system of a registered national securities association) or held of record by more than 2,000 stockholders, from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers, and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 of the DGCL defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•

the receipt by the interested stockholder of benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting stock of a Delaware corporation.

This provision of the DGCL could prohibit or delay mergers or other takeover or change of control attempts with respect to PRIMUS and, accordingly, may discourage attempts that might result in a premium over the market price for shares held by PRIMUS’s stockholders.

Acceleration of Vesting

Upon a change of control, PRIMUS’s board of directors may accelerate the vesting of all unvested options issued pursuant to its stock option plans. The acceleration of vesting of such options upon a change of control may have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of PRIMUS by making any such transaction more costly.

Repurchase of Notes

Upon a change of control, pursuant to the debt indentures governing PRIMUS and certain subsidiaries (including Holding’s) debt securities, the holders of such notes may require the obligor to repurchase their notes. These provisions may have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of PRIMUS.

Indemnification of Directors and Officers

Section 145 of the DGCL provides the power to indemnify any director or officer acting in his capacity as PRIMUS’s representative who was, is or is threatened to be made a party to any action or proceeding for expenses, judgments, penalties, fines and amounts paid in settlement in connection with that action or proceeding. The indemnity provisions apply whether the action was instituted by a third party or arose by or in PRIMUS’s right. Generally the only limitations on PRIMUS’s ability to indemnify its director or officer is that the director or officer acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, that the director or officer has no reasonable cause to believe that his conduct was unlawful.

Article V of its by-laws provides that PRIMUS will indemnify any person by reason of the fact that he or she is or was a director, officer, employee or agent of Primus (or is or was serving in such capacity for another entity at PRIMUS’s request). To the extent that a director, officer, employee or agent of ours has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in such Article V, or in defense of any claim, issue or matter therein, he or shall be indemnified by PRIMUS against actually and reasonably incurred expenses in connection therewith. Such expenses may be paid by PRIMUS in advance of the final disposition of the action upon receipt of an undertaking to repay the advance if it is ultimately determined that such person is not entitled to indemnification.

PRIMUS’s by-laws authorize it to take steps to ensure that all persons entitled to indemnification are properly indemnified, including, if the board of directors so determines, purchasing and maintaining insurance. PRIMUS has obtained a policy insuring its directors and officers against certain liabilities, including liabilities under the Securities Act.

Limitation of Liability

PRIMUS’s certificate of incorporation provides that none of its directors shall be personally liable to PRIMUS or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

•	for any breach of that person’s duty of loyalty to PRIMUS or its stockholders;

•	for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

•	for the unlawful payment of dividends on or redemption of PRIMUS’s capital stock; and

•	for any transaction from which that person derived an improper personal benefit.

PRIMUS maintains directors and officers’ liability insurance to provide directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. At present, there is no pending litigation or proceeding, and PRIMUS is not aware of any threatened litigation or proceeding, involving any director or officer where indemnification will be required or permitted under PRIMUS’s certificate of incorporation or its by-laws.

SELLING SECURITY HOLDERS

The following table sets forth information known to us as of July 16, 2007 with respect to the selling security holders listed below (“selling holders”) and the number of shares of common stock beneficially owned by each selling holder that may be offered under this prospectus, based upon record holdings and Amendment No. 2 to a Schedule 13D filed by certain of the holders with the SEC on December 8, 2003 (the AIG 13D Amendment). The selling holders may offer all, some or none of the common stock. Because the selling holders may offer all or some portion of the common stock, no estimate can be given as to the amount of the common stock that will be held by the selling holders upon termination of any sales. The table below assumes that all selling holders will sell all of their common stock, unless otherwise indicated.

In the following table, we have determined the number and percentage of shares beneficially owned in accordance with Rule 13d-3 of the Exchange Act, and this information does not necessarily indicate beneficial ownership for any other purpose. Applicable percentages are based on the shares of common stock outstanding as of the close of business on April 15, 2007.

Name	Common Stock Beneficially Owned(1) Before Offering		Percent of Common Stock Beneficially Owned Before Offering	Common Stock Offered		Common Stock Beneficially Owned After Completion of the Offering
American International Group, Inc.	16,540,008	(1)	11.59%	16,540,008	(1)	-0-
AIG Global Sports & Entertainment Fund, L.P (“AIG Global Sports”)	8,270,004	(2)	5.79%	8,270,004	(2)	-0-
AIG Global Emerging Markets Fund, L.L.C. (“AIG Emerging Markets”)	7,478,556	(2)	5.24%	7,478,556	(2)	-0-
GEM Parallel Fund, L.P. (“GEM”)	791,448	(2)	*	791,448	(2)	-0-
Duke Hotels Limited (“Duke”)	576,982		*	576,982		-0-
Smithfield Fiduciary LLC (3) (5)	3,200,000		2.24%	3,200,000		-0-
Citadel Equity Fund Ltd. (4) (5)	1,000,000		*	1,000,000		-0-
Connecticut General Life Insurance Company Separate Account FTF	800,000		*	800,000		-0-
Deutsche Bank, AG, London Branch (5)	500,000		*	500,000		-0-

	22,616,990		15.85%	22,616,990		-0-

*	Less than 1%.

(1)	Consists of shares listed below in this column that are held of record directly by AIG Global Sports, AIG Emerging Markets and GEM, each of which is managed by a sole general partner or sole managing member that is an indirect wholly-owned subsidiary of AIG (with AIG Global Sports, AIG Emerging Markets, and GEM collectively constituting the “AIG Affiliated Entities”). According to the AIG 13D Amendment, each of AIG GSEF, L.P. (AIGGSEFGP), the sole general partner of AIG Global Sports; AIG GSEF Investments, Ltd. (AIGGSEFI), the sole general partner of AIGGSEFGP; AIG Capital Partners, Inc. (AIGCP), the sole shareholder of AIGGSEFI; AIG Capital Management Corp. (AIGCMC), the sole managing member of AIG Emerging Markets and the sole general partner of GEM; AIG Asset Management Services, Inc. (AIGAMS), the sole shareholder of AIGCMC; and AIG Global Investment Group, Inc., the sole shareholder of AIGCP and AIGAMS; is also deemed to beneficially own some or all of the shares held of record directly by AIG Global Sports, AIG Emerging Markets and GEM.

(2)	Represents shares owned of record included as part of the shares beneficially owned and disclosed in note 1 above.

(3)	Highbridge Capital Management, LLC (“Highbridge”), is the trading manager of Smithfield Fiduciary LLC (“Smithfield”) and consequently has voting control and investment discretion over the shares of common stock held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge and Messrs. Dubin and Swieca disclaims beneficial ownership of the shares held by Smithfield.

(4)	Citadel Limited Partnership is the trading manager of Citadel Equity Fund Ltd. and consequently has voting control and investment discretion over the securities held by Citadel Equity Fund Ltd. Citadel Limited Partnership disclaims beneficial ownership of the shares held by Citadel Equity Fund Ltd. Kenneth C. Griffin indirectly controls Citadel Limited Partnership. Mr. Griffin disclaims beneficial ownership of the shares held by Citadel Equity Fund Ltd.

(5)	Each of these selling holders purchased the shares listed beside its name in the table in the ordinary course of business on November 25, 2003 and, on such date, had no agreements or understandings, direct or indirect, with any person to distribute these securities.

With the exception of the AIG Affiliated Entities’ and Duke’s participation in the purchase of Series C Preferred, and the election and participation of a member of the board of directors and Board Observer, none of the selling security holders has held any position or office or has had any material relationship with us or any of our predecessors or affiliates within three years of the date of this prospectus. See “Description of Capital Stock—Governance Agreement.”

The AIG Affiliated Entities and Duke (1) purchased the Series C Preferred in private transactions on December 31, 2002 and March 31, 2003, (2) converted the Series C Preferred into an aggregate of 22,616,990 shares of Primus common stock on November 4, 2003, and (3) sold an aggregate of 5,500,000 shares of the common stock listed above for resale by the other selling holders to such holders in a private transaction on November 25, 2003. Each of the AIG Affiliated Entities purchased shares of Series C Preferred in the ordinary course of business and, at the dates of the respective purchases, had no agreements or understandings, direct or indirect, with any person to distribute these securities or the shares of common stock into which they were convertible.

All of the shares of common stock listed above were “restricted securities” under the Securities Act prior to effectiveness of the registration statement relating to this prospectus. Information concerning the selling security holders may change from time to time and any changed information will be set forth in amendments to the registration statement relating to this prospectus and/or supplements to this prospectus if and when necessary.

PLAN OF DISTRIBUTION

We are registering 22,616,900 shares of common stock under this prospectus on behalf of the selling security holders. We will receive no proceeds from this offering.

As used herein, the term “selling security holder” includes donees, pledgees, transferees or other successors-in-interests selling shares received from a named selling security holder as a gift, partnership distribution, or other non-sale-related transfer after the date of this prospectus.

The selling security holders may sell shares of common stock from time to time (if at all) using any one or more of the following methods:

•	to or through underwriters, brokers or dealers;

•	directly to one or more other purchasers;

•	through agents on a best-efforts basis;

•	through a combination of any of these methods of sale; or

•	through any other method permitted pursuant to applicable law.

If a selling security holder sells shares of common stock through underwriters, dealers, brokers or agents, those underwriters, dealers, brokers or agents may receive compensation in the form of discounts, concessions or commissions from the selling security holder and/or the purchasers of the shares of common stock.

The shares of common stock may be sold from time to time:

•	in one or more transactions at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

These sales may be effected:

•

in transactions on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the over-the-counter bulletin board on which our common stock is currently quoted;

•	in transactions in the over-the-counter market;

•

in block transactions in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

•	in transactions otherwise than on exchanges or services or in the over-the-counter market;

•	through the writing of options; or

•	through other types of transactions.

In connection with sales of common stock or otherwise, the selling security holder may enter into hedging transactions with brokers-dealers or others, who may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling security holder may sell short the common stock and may deliver this prospectus in connection with short sales and use the shares of common stock covered by the prospectus to cover these short sales. In addition, any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or any other available exemption from registration under the Securities Act may be sold under Rule 144 or another available exemption.

At the time a particular offering of shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers. To our knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares offered hereby.

Each selling security holder and any underwriters, dealers, brokers or agents who participate in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act and any profits on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

Each selling security holder and any other person participating in a distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Regulation M which may limit the timing of purchases and sales of shares of common stock by the selling security holder and any other person participating in the distribution. Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock being distributed for a period of up to five business days prior to the commencement of the distribution. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

Certain expenses incurred in connection with the registration of the shares, including printer’s and accounting fees and the fees, disbursements and expenses of our counsel and the reasonable fees of one counsel for the selling security holders will be borne by us. Commissions and discounts, if any, attributable to the sales of the shares of common stock will be borne by each selling security holder. We have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. Each selling security holder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

On May 21, 2007, certain of the selling stockholders listed above in this prospectus, consisting of the private equity funds (the “Funds”) managed by subsidiaries of AIGCP that have held an ownership interest in PRIMUS since December 2002, adopted a pre-arranged stock trading plan which authorizes the sale of up to eight million shares, approximately 48% of the shares beneficially-owned by the Funds, over time as part of a long-term strategy for asset diversification and liquidity. The stock trading plan was adopted by the Funds under Rule 10b5-1 of the Securities and Exchange Act of 1934 (the “Plan”). Under the terms of the Plan, the Funds have instructed their broker to sell, under various price and volume parameters, common shares over the next two years, which, if all were sold, would leave the Funds with beneficial ownership of approximately fifty-two percent (52%) of their holdings as of the date of this prospectus.

Rule 10b5-1 allows stockholders to adopt written pre-arranged stock trading plans subject to certain restrictions. Using these plans, stockholders may gradually diversify their investment portfolios, can spread stock trades out over an extended period of time to reduce market impact of large sale transactions without concern about whether they had material, non-public information when they sold their stock. Such plans may be initiated only when the stockholders are not in possession of material and non-public information. The rule allows stockholders adopting such plans to sell shares over a specified amount of time, at specific prices in the future, even if subsequent material and non-public information becomes available to them.

Certain statements under this section of the prospectus concerning the timing of sales to be made under the Funds’ sales plan and the number of shares to be sold are forward-looking statements that are subject to risks and uncertainties that could cause results to be materially different than expectations. Such risks and uncertainties include, but are not limited to, changes the Funds may make to their sales plan at a time when they are not in possession of material, non-public information, suspension or termination of the sales plan by the Funds or their broker, and other risks detailed from time to time in the reports the Company files with the Securities and Exchange Commission. These forward-looking statements are not guarantees of future performance and speak only as of the date of this document. The Company disclaims any obligation to update these forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC, which are available at our website at www.primustel.com/docs/aboutus.html under Corporate Governance. You may read and copy any reports, statements or other information filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by contacting the SEC and paying a fee for the copying costs. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You also may inspect copies of these materials at the reading room of the library of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Our SEC filings are also available to the public from commercial document retrieval services and at the SEC’s web site at “http://www.sec.gov.”

We “incorporate by reference” into this prospectus certain information we file with the SEC, which means that we can disclose important information to you by referring you to another document we filed with the SEC. The information incorporated by reference is considered to be a part of, and is in fact an important part of, this prospectus, and information that we file later with the SEC will automatically update and supersede the information filed earlier. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the offering of securities covered by this prospectus is completed, except that we do not incorporate by reference any additional documents or information furnished and not filed with SEC:

•

Current Reports on Form 8-K, filed with the SEC on April 2, 2007, May 3, 2007, May 24, 2007, June 1, 2007 (the “June 1 8-K”), June 8, 2007, June 25, 2007 (the “June 25 8-K”), June 29, 2007 and July 5, 2007;

•

Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed on May 15, 2007 as amended and superseded in part by the June 1 8-K, excluding Part I, Item 1 as superseded by the June 25 8-K;

•

Definitive Proxy Statement on Schedule 14A as filed with the SEC on April 30, 2007, excluding the information contained in such proxy statement under the captions “Compensation Committee Report on Executive Compensation,” “Compensation Discussion and Analysis” and “Report of the Audit Committee,” which are not incorporated by reference in this prospectus; and

•

PRIMUS Annual Report on Form 10-K for the year ended December 31, 2006, as amended and superseded in part by the June 1 8-K, excluding Part II, Items 8 and 9A as superseded by the June 25 8-K, and excluding the information contained in such filing under the caption “Stock Price Performance Graph,” which is not incorporated by reference in this prospectus.

We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents described above, except for exhibits, unless the exhibits are specifically incorporated by reference into the prospectus. You should direct your requests to: Primus Telecommunications Group, Incorporated, 7901 Jones Branch Drive, Suite 900, McLean, VA 22102.

FORWARD-LOOKING INFORMATION

Certain statements included or incorporated by reference into this prospectus and elsewhere concerning PRIMUS constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are based on current expectations, and are not strictly historical statements. Forward-looking statements include, without limitation, statements set forth in this prospectus and elsewhere regarding, among other things:

•

expectations of future growth, creation of shareholder value, revenue, foreign revenue contributions and net income, as well as income from operations, margins, earnings per share, cash flow and cash sufficiency levels, working capital, network development, customer migration and related costs, spending on and success with new product initiatives, including the development of broadband Internet, VOIP, wireless, local, data and hosting services, traffic development, capital expenditures, selling, general and administrative expenses, income tax expense, fixed asset and goodwill impairment charges, service introductions and cash requirements;

•

increased competitive pressures, declining usage patterns, and our new product initiatives, bundled service offerings, the pace and cost of customer migration onto our networks, the effectiveness and profitability of the new products;

•	financing, refinancing, de-leveraging and/or debt repurchase, restructuring, exchange or tender plans or initiatives, and potential dilution of existing equity holders from such initiatives;

•	liquidity and debt service forecasts;

•	assumptions regarding currency exchange rates;

•	timing, extent and effectiveness of cost reduction initiatives and management’s ability to moderate or control discretionary spending;

•	management’s plans, goals, expectations, guidance, objectives, strategies, and timing for future operations, acquisitions, product plans, performance and results;

•	management’s assessment of market factors and competitive developments, including pricing actions and regulatory rulings; and

•	ability to generate net cash proceeds over the next two years from the disposition of selective assets without material impairment to profitability.

Factors and risks that could cause actual results or circumstances to differ materially from those set forth or contemplated in forward looking statements include those set forth in “Risk Factors” as well as, without limitation:

•	changes in business conditions causing changes in the business direction and strategy by management;

•	heightened competitive pricing and bundling pressures in the markets in which PRIMUS operates;

•	accelerated decrease in minutes of use on wireline phones;

•	fluctuations in the exchange rates of currencies, particularly of the USD relative to foreign currencies of the countries where PRIMUS conducts its foreign operations;

•	adverse interest rate developments affecting our variable interest rate debt;

•

difficulty in maintaining or increasing customer revenues and margins through our new product initiatives and bundled service offerings, and difficulties in migrating and provisioning broadband and local customers to DSL networks;

•	inadequate financial resources to promote and to market the new product initiatives;

•

fluctuations in prevailing trade credit terms or revenues due to the adverse impact of, among other things, further telecommunications carrier bankruptcies or adverse bankruptcy related developments affecting our large carrier customers;

•	the possible inability to raise additional capital when needed, on attractive terms, or at all;

•	possible claims under our existing debt instruments which could impose constraints and limit our flexibility;

•	the inability to reduce, repurchase, refinance, exchange, tender for or restructure debt significantly, or in amounts sufficient to conduct regular ongoing operations;

•	the impact of the delisting of our common stock from the Nasdaq Capital Market which may impair our ability to raise capital;

•

further changes in the telecommunications or Internet industry, including rapid technological changes, regulatory and pricing changes in our principal markets and the nature and degree of competitive pressure that we may face;

•	adverse tax or regulatory rulings from applicable authorities;

•	enhanced broadband, DSL, Internet, wireless, VOIP, date and hosting and local and long distance voice telecommunications competition;

•	changes in financial, capital market and economic conditions;

•	changes in service offerings or business strategies, including the need to modify business models if performance is below expectations;

•	difficulty in retaining existing long distance wireline and dial-up ISP customers;

•	difficulty in migrating or retaining customers associated with acquisitions of customer bases, or integrating other assets;

•	difficulty in selling new services in the marketplace;

•	difficulty in providing broadband, DSL, local, VOIP, data and hosting or wireless services;

•	changes in the regulatory schemes or requirements and regulatory enforcement in the markets in which we operate;

•

restrictions on our ability to execute certain strategies or complete certain transactions as a result of our inexperience with new product initiatives, or limitations imposed by available cash resources, our capital structure or debt covenants;

•

risks associated with our limited DSL, Internet, VOIP, data and hosting and wireless experience and expertise, including effectively utilizing new marketing channels such as interactive marketing employing the Internet;

•	entry into developing markets;

•	aggregate margin contribution from the new products are not sufficient in amount or timing to offset the margin decline in our legacy long distance voice and dial-up ISP businesses;

•	the possible inability to hire and/or retain qualified executive management, sales, technical and other personnel;

•	risks associated with international operations;

•	dependence on effective information systems;

•	possible claims for patent infringement on products or processes employed in providing our services;

•

dependence on third parties for access to their networks to enable us to expand and manage our global network and operations and to offer broadband, DSL, local, VOIP and wireless services, including dependence upon the cooperation of incumbent carriers relating to the migration of customers;

•	dependence on the performance of our global standard asynchronous transfer mode and Internet-based protocol (ATM+IP) communications network;

•

adverse regulatory rulings or actions affecting our operations, including the imposition of taxes and fees, the imposition of obligations upon VOIP providers to provide enhanced 911 (E911) services and restricting access to broadband networks owned and operated by others; and

•

the potential further elimination or limitation of a substantial amount or all of our United States or foreign operating loss carryforwards due to future significant issuances of equity securities, changes in ownership or other circumstances, which carryforwards would otherwise be available to reduce future taxable income.

As such, actual results or circumstances may vary materially from such forward-looking statements or expectations. Readers are also cautioned not to place undue reliance on these forward-looking statements which speak only as of the date these statements were made. We are not necessarily obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

You are advised, however, to consult the discussion of risks and uncertainties under “Risk Factors” in this prospectus and under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Short- and Long-Term Liquidity Considerations and Risks” and “Business—Legal Proceedings” in our Form 10-K and Form 10-Q (or the Incorporated SEC Filings) filed with the SEC. See “Where You Can Find More Information.” These are the principal factors that we think could cause our actual results to differ materially from expected results, but other factors could also adversely affect our business and the value of your investment in our securities.

LEGAL MATTERS

Cooley Godward LLP, Reston, Virginia, has passed upon the validity of the issuance of the common stock offered under this prospectus.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Primus Telecommunications Group, Incorporated and subsidiaries’ Current Report on Form 8-K filed on June 25, 2007 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and financial statement schedule and include an explanatory paragraph regarding the Company’s adoption of a new accounting standard, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WE HAVE AUTHORIZED NO ONE TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS. YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE THEREIN. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION.

THIS PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY SHARES OF COMMON STOCK IN ANY JURISDICTION WHERE IT IS UNLAWFUL. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits.

Exhibit Number	Description

3.1	First Amended and Restated Certificate of Incorporation of Primus; Incorporated by reference to Exhibit 3.1 of the Registration Statement on Form S-8, No. 333-56557 (the “S-8 Registration Statement”).

3.2	Certificate of Amendment to First Amended and Restated Certificate of Incorporation of Primus; Incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (the “2004 10-K”).

3.3	Amended and Restated Bylaws of Primus; Incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2002.

3.4	Registration Rights Agreement dated December 31, 2002, concerning the rights of the former holders of the Company’s Series C Convertible Preferred Stock (the “2002 Registration Rights Agreement”); Incorporated by reference to the Company’s Form 8-K filed with the SEC on January 2, 2003.

3.5	Amendment No. 1 to the 2002 Registration Rights Agreement (the “Common Resale Registration”).*

3.6	Registration Rights Agreement among Primus Telecommunications Group, Incorporated, Primus Telecommunications Holding, Inc. and the Purchasers of 5.00% Exchangeable Senior Notes dues 2009 of Primus Telecommunications Holding, Inc. Incorporated by reference to Exhibit 3.6 of the Company’s Registration Statement File No. 333-135838.

4.1	Specimen Certificate of Primus Common Stock; Incorporated by reference to Exhibit 4.1 of the IPO Registration Statement.

4.2	Form of Indenture of Primus, between Primus and Wachovia, N.A. including therein the form of the notes; Incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-4, No. 333-114981; filed with the SEC on April 29, 2004.

4.3	Intentionally left blank.

4.4	Intentionally left blank.

4.5	Contractual/Governance Agreement dated November 4, 2003, the Company and certain stockholders.*

Exhibit Number	Description

4.6	Indenture, dated February 27, 2006, between the Company and U.S. Bank National Association, as Trustee, concerning the Step Up Convertible Subordinated Debentures due 2009, including therein the form of the debentures; Incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K file on March 2, 2006.

4.7	Intentionally left blank.

4.8	Rights Agreement, dated as of December 23, 1998, between Primus and StockTrans, Inc., including the Form of Rights Certificate (Exhibit A), the Certificate of Designation (Exhibit B) and the Form of Summary of Rights (Exhibit C); Incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 8-A, No. 0-29092 filed with the Commission on December 30, 1998.

4.9	Amendments to Rights Agreement, dated as of December 30, 2002 and May 2, 2003, between Primus and StockTrans, Inc.; Incorporated by reference to Exhibit 4.19 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 and Exhibit 4(a) of the Company’s Current Report on Form 8-K dated May 2, 2003, respectively.

4.10	Form of legend on certificates representing shares of Common Stock regarding Series B Junior Participating Preferred Stock Purchase Rights; Incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form 8-A, No. 0-29092 filed with the Commission on December 30, 1998.

4.11	Intentionally left blank.

4.12	Intentionally left blank.

4.13	Intentionally left blank.

4.14	Indenture, dated October 15, 1999, between the Company and First Union National Bank including therein the form of the notes; Incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-4, No. 333-90179, filed with the SEC on November 2, 1999.

4.15	Intentionally left blank.

4.16	Intentionally left blank.

4.17	Intentionally left blank.

4.18	Intentionally left blank.

4.19	Intentionally left blank.

Exhibit Number	Description

4.20	Indenture dated as of September 15, 2003 between the Company and Wachovia Bank, National Association, concerning the Company’s 3 3/4% convertible notes, including therein the forms of the notes; Incorporated by reference to Exhibit 4.1 of Post-Effective Amendment No. 1 (No. 333-109902) to the Company’s Registration Statement on Form S-3.

4.21	Intentionally left blank.

4.22	Form of Senior Debt Indenture under Universal Shelf Registration Statement on Form S-3 (No. 333-110241) (the “Universal S-3”); Incorporated by reference to Exhibit 4.3 of the Universal S-3.

4.23	Form of Subordinated Debt Indenture under Universal S-3; Incorporated by reference to Exhibit 4.4 of the Universal S-3.

4.24	Form of Indenture among Primus Telecommunications Holding, Inc., Primus Telecommunications Group, Incorporated and U.S. Bank National Association, as Trustee, relating to the 5.00% Exchangeable Senior Notes due 2009 of Primus Telecommunications Holding, Inc.; Incorporated by reference to Exhibit 4.24 to the 5.00% S-3.

4.25	Registration Rights Agreement of Primus Telecommunications IHC, Inc., dated February 26, 2007 concerning its 14 1/4% Senior Secured Notes due 2011 (the “14 1/4% Second Lien Notes”); Incorporated by reference to Exhibit 4.3 of the current report on Form 8-K/A dated as of February 23, 2007.

4.26	Indenture, dated as of February 26, 2007, between Primus Telecommunications IHC, Inc., Primus Telecommunications Group, Incorporated, Primus Telecommunications Holding, Inc., and U.S. Bank National Association, as Trustee concerning the 14 1/4% Second Lien Notes (the 14 1/4% Notes Indenture”). Incorporated by reference to Exhibit 4.2 of the current report on Form 8-K/A dated as of February 23, 2007.

4.27	Collateral Agreement, dated as of February 26, 2007, made by each of the signatories (together with any future party hereto), in favor of U.S. Bank National Association, as collateral agent for the holders of the 14 1/4% Second Lien Notes issued by Primus Telecommunications IHC, Inc. pursuant to the 14 1/4% Notes Indenture; Incorporated by reference to Exhibit 4.4 of the Company’s amended current report on Form 8-K/A dated March 16, 2007.

4.28	Intercreditor Agreement, dated as of February 26, 2007, among Primus Telecommunications Holding, Inc., Primus Telecommunications Group, Incorporated, Primus Telecommunications IHC, Inc., Lehman Commercial Paper Inc., as administrative agent for the participants under the Term Loan Agreement, and U.S. Bank National Association, as collateral agent for the 14 1/4% Second Lien Notes; Incorporated by reference to Exhibit 4.5 of the current report on Form 8-K/A dated as of February 23, 2007.

5.1	Opinion of Cooley Godward LLP*

Exhibit Number	Description

10.1	Term Loan Agreement, dated as of February 18, 2005 (the “Term Loan Agreement”); Incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K dated February 25, 2005.

10.2	Term Loan Agreement, dated as of February 18, 2005 (the “Term Loan Agreement”); Incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K dated February 25, 2005.

10.3	Second Amendment, dated as of February 22, 2007, to the Term Loan Agreement, dated as of February 18, 2005 (as amended, supplemented or otherwise modified in writing from time to time), among Primus Telecommunications Group, Incorporated, Primus Telecommunications Holding, Inc., the several banks and other financial institutions or entities from time to time parties thereto, Lehman Brothers Inc., as advisor, Lehman Commercial Paper Inc., as syndication agent and administrative agent; Incorporated by reference to Exhibit 10.1 of the Company’s amended current report on Form 8-K/A dated March 16, 2007.

10.4	Senior Secured Credit Agreement dated as of March 27, 2007 (the “Credit Agreement”) among Primus Telecommunications Canada, Inc. (“Primus Canada”) as Borrower, 3082833 Nova Scotia Company, as an Obligor, Guggenheim Corporate Funding, LLC, as administrative agent and collateral agent, and the Lenders from time to time parties thereto; Incorporated by reference to Exhibit 10.1 of the Company’s current report on Form 8-K dated March 27, 2007.

21.1	Subsidiaries of the Registrant.**

23.1	Consent of Independent Registered Public Accounting Firm.**

24.1	Power of Attorney (included on signature page).*

*	Previously Filed.

**	Filed herewith.

ITEM 17.	UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Post-Effective Amendment No. 1 to this Registration Statement and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of McLean, Commonwealth of Virginia, on July 26, 2007.

PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED

By:	/s/ K. PAUL SINGH
K. Paul Singh Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ K. PAUL SINGH K. Paul Singh	Chairman, President, Chief Executive Officer (Principal Executive Officer)	July 26, 2007

/s/ JOHN F. DEPODESTA John F. DePodesta	Executive Vice President, Chief Legal Officer, Chief Corporate Development Officer, Secretary and Director	July 26, 2007

/s/ THOMAS R. KLOSTER Thomas R. Kloster	Chief Financial Officer (Principal Financial Officer)	July 26, 2007

/s/ TRACY B. LAWSON Tracy B. Lawson	Vice President — Corporate Controller (Principal Accounting Officer)	July 26, 2007

* David E. Hershberg	Director	July 26, 2007

* Pradman P. Kaul	Director	July 26, 2007

* John G. Puente	Director	July 26, 2007

* Douglas M. Karp	Director	July 26, 2007

* Paul G. Pizzani	Director	July 26, 2007

*By	/s/ K. PAUL SINGH K. Paul Singh Attorney-in-fact	July 26, 2007